

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

<u>Via U.S. Mail</u>
Thomas Kidrin
President
Worlds Online Inc.
11 Royal Road
Brookline, MA 02445

> **Re: Worlds Online Inc.**
> **Form 10-12G**
> **Filed June 9, 2011**
> **File No. 000-54433**

Dear Mr. Kidrin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event that it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

2.   We note that Worlds Inc. plans to distribute the shares of Worlds Online Inc.'s common stock by means of a spin-off to holders of Worlds Inc. common stock. Please provide us with a detailed analysis addressing how Worlds Inc. will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of Worlds Online Inc. shares of common stock. Please refer to Staff Legal Bulletin No. 4 (September 16, 1997) for guidance. To the extent you have concluded that the distribution of Worlds

Online Inc.'s securities would not involve a "sale" and that the transaction need not be registered under the Securities Act of 1933, please provide us with a detailed analysis of the five factors identified in question 4 of Staff Legal Bulletin No. 4.

3. Please tell us whether Worlds Inc. was required to obtain shareholder approval under Delaware state law with regard to the transfer of "the majority of its operations and related operational assets, except for its patent portfolio," as indicated on page 3 and elsewhere in your filing.

4. We note from your beneficial ownership table that as of May 31, 2011, Mr. Thomas Kidrin held 18% of the aggregate voting power of your common stock. Given Mr. Kidrin's significant ownership of the company's common shares, please tell us, and disclose, whether the shares to be received by Mr. Kindrin in the spin-off will be restricted securities. If the shares will not be restricted shares, please provide us with your analysis that supports your position. Refer to Question 7 of Staff Legal Bulletin No. 4, available on our website.

Item 1. Business, page 3

General

5. Tell us how the business to be conducted by the company will differ from that of Worlds Inc. prior to this transaction. Also, tell us and revise your disclosures to explain further the business purpose for creating this new entity.

6. Your disclosures should be significantly revised to provide an enhanced discussion of the transaction between Worlds Inc. and Worlds Online. For instance, at a minimum, you should describe the terms of the dividend distribution to Worlds Inc. shareholders; disclose World Inc's percentage ownership following the transaction; describe how the transaction will be treated for tax purposes; and explain how and when shares will be distributed.

7. Please provide support for your statement that your 3D platform "has been upgraded making it competitive with current industry standards." Briefly describe these industry standards and explain in what ways that you are competitive with such standards.

8. We note that you have included statements throughout your document regarding activities you are engaged in or seek to engage in; however, it is unclear in some instances which activities constitute the latter. For instance, you state that in addition to your current business, you plan to earn revenues through the acquisition of certain target companies. Please tell us whether you have begun negotiations or otherwise begun efforts to acquire such target companies. To the extent that you have not begun any efforts to acquire such companies, please revise your document to clarify this. As another example, you state that you are "currently negotiating Joint Venture partnerships with brand leaders in seven primary strategic verticals." Please confirm that these

negotiations are ongoing and, if so, tell us in greater detail the nature of these Joint Venture negotiations and identify in your response letter the "brand leaders" with whom you have entered into negotiations or remove the reference to "brand leaders" from your document. Please review your document in this regard to distinguish your current activities from anticipated future activities.

Our Technology, page 4

9.   Please provide support for your claims regarding the growth or growth potential of your industry or market. As an example, without limitation, provide support for your statement that "there has been a tremendous amount of activity and press with respect to the 3D space on the Internet."

10.   We note that you cite third-party reports and statements in your document. Please revise to include the publication dates of any cited reports and tell us whether the reports are available at no charge or at nominal cost. In addition, provide us with marked copies of any third-party materials referenced in your document and include for each a cross-reference to the page number in your document where such text appears.

Representative Alliances and Customers, page 6

11.   Tell us whether any one of your customers accounted for 10% or more of your revenues for the periods covered by the financial statements included in your document.

Competition, page 6

12.   Your discussion of your competitive business conditions and your position within the industry should be specific to you and to your specific industry niche involving three-dimensional Internet sites. Your disclosure as it stands appears to be generic and could apply to nearly any business in any industry. Please revise to provide more tailored disclosure. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Risk Factors

"We are dependent, in part, on the sale of our services to foreign customers, and accordingly, are subject to the risks…," page 8

13.   You state that you market and provide your services both in the United States and internationally. Please specifically identify the regions and countries, excluding the United States, where you market and provide your services and disclose whether the amount of your revenues derived from such sources is material. To the extent material, include a discussion of your international business activities in the business section.

Thomas Kidrin
Worlds Online Inc.
July 7, 2011
Page 4

Item 2. Financial Information

Forward Looking Statements, page 12

14.   Please note that the safe harbors of the Securities Litigation Reform Act of 1995 are
        unavailable to non-reporting issuers, such as Worlds Online, Inc. Please eliminate this
        reference or make it clear each time you reference the statute that it is unavailable to you.

Revenues, page 12

15.   We note that since inception, you have generated revenues from VIP subscriptions and
        software development fees under a deferred revenue agreement. Please discuss generally
        how these agreements are structured, including material terms, and specifically discuss
        the terms of the deferred revenue agreement.

Liquidity and Capital Resources, page 12

16.   Please tell us and disclose whether your currently available cash resources will fund your
        operations for the next twelve months. If your cash resources will fund less than 12
        months of operations, please disclose the number of months your available cash resources
        will fund and disclose the amount needed to fund the remaining months. Provide risk
        factor disclosure to this effect as well. Please ensure that you include in your analysis
        estimates of any planned material capital expenditures including the costs that you will
        incur upon becoming a public reporting company.

Item 13. Financial Statements and Supplementary Data, page 19

17.   Tell us how you accounted for the transaction between Worlds Inc. and Worlds Online
        and tell us the specific accounting guidance you relied upon. At a minimum, describe, in
        detail, how you considered the guidance in ASC 505-60 and whether you determined this
        transaction qualified as a spin-off or reverse spin-off.

18.   Regardless of whether you accounted for this transaction as a spin-off or reverse spin-off,
        financial statements prescribed by Rule 8-02 and Rule 8-08 of Regulation S-X should be
        filed. Please revise to file the applicable financial statements for the two most recent
        fiscal years and interim periods.

19.   Tell us and revise to disclose the registrant's fiscal year-end.

Item 15. Financial Statements and Exhibits, page 31

20.   We note that you have not yet filed the License Agreement between Worlds Inc. and
        Worlds Online Inc. (Exhibit 10.3). Please file it with your next amendment to provide us
        with sufficient time for review or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel